[redacted]

13014680

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52631

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE + CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840
(Area Code – Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2013
08 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, MICHAEL ELAZAR swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

HAROLD A. NEU
Notary Public, State of New **York**
No. 02NE5089029
Qualified in New York County
Commission Expires February 25, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"

MILLER BUCKFIRE & CO., LLC

Index

MHM®

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Miller Buckfire & Co., LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted out audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on page 11 is fairly stated in all material respects in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 14, 2013

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 4,170,747
Accounts receivable (Note3)	3,228,209
Prepaid expenses and other	29,337
Prepaid income taxes	881,253
Marketable security (Notes 4 and 5)	373,986
Total current assets	8,683,532
Property and equipment, net (Note 6)	1,914,178
Other assets:	
Marketable security (Notes 4 and 5)	1,604,411
Restricted cash (Note 11)	709,796
Deferred tax assets	84,000
Other assets	122,798
Total other assets	2,521,005
	$ 13,118,715

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable	$ 212,003
Accrued expenses and other current liabilities (Note 7)	1,532,111
Deferred revenue	138,267
Total current liabilities	1,882,381
Long-term liabilities (Note 7)	1,867,140
Commitments and contingencies (Note 11)	
Member's capital	9,369,194
	$ 13,118,715

See accompanying notes.

Note 1 - Nature of Business

Miller Buckfire & Co., LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC (the "Member") and is an investment bank providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions, and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable is comprised of transaction and monthly fees earned and not yet collected. The monthly fees are recognized in the month that they are earned. Transaction fees are recognized as revenue when the amount is earned, the amount is fixed, collection of the resulting receivable is reasonably assured and persuasive evidence of the arrangement exists.

Income Taxes

A limited liability company is not a tax paying entity at the entity level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business Tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities. At December 31, 2012, there were long-term deferred tax assets of $84,000 relating to deferred rent liability, depreciation and loss on abandonment of lease.

The Company follows "Accounting for Uncertainty in Income Taxes," within Topic 740 of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"), which prescribes a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. It states that a tax benefit from an uncertain tax position may be recognized if it is "more likely than not" that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority having full knowledge of all relevant information. Topic 740 of FASB ASC also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company is subject to a New York City Unincorporated Business Tax examination for years 2009 and later.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains cash balances at three banks. The majority of the Company's cash accounts are held in interest bearing accounts at these institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Marketable Security

Cost and fair value of the marketable security at December 31, 2012 are as follows:

	Amortized Cost	Gross Unrealized Losses	Fair Value
Bank income note[1]	$ 2,000,000	$ (21,603)	$ 1,978,397

[1] $1,604,411 is being used as collateral for a standby letter of credit to the Company's landlord (see Note 11).

The marketable security is carried at fair value in the financial statement.

The contractual maturity date for the marketable security is July 15, 2015.

Note 5 - Fair Value Measurement

The Company follows *"Fair Value Measurement,"* Topic 820 of FASB ASC, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Topic 820 of FASB ASC establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Note 5 - Fair Value Measurement (Continued)

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that reflect assumptions about what market participants would use in pricing assets or liabilities based on the best information available.

The marketable security has been valued using a market approach. The values were determined based on models and methodologies developed by third parties using observable inputs for similar assets and liabilities at the measurement date. There were no changes in the valuation techniques during the current year.

The following table sets forth by level, within the fair value hierarchy, the marketable security at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Marketable security	$ -	$ 1,978,397	$ -	$ 1,978,397

"Financial Instruments," Topic 825 of FASB ASC, provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value.

Note 6 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 2,890,330
Furniture and fixtures	747,126
Computer equipment	547,047
Software	23,432
	4,207,935
Less: Accumulated depreciation and amortization	2,293,757
	$ 1,914,178

Note 7 - Long-Term Liabilities

Deferred Rent Liability

At December 31, 2012, a deferred rent obligation of approximately $1,284,000 has been recorded in accordance with "Leases," Topic 840 of FASB ASC, requiring rent expense to be recognized on a straight-line basis over the lease term, and is classified as a long-term liability.

During 2008, the Company received approximately $1,162,000 of construction allowance reimbursements from the landlord for new space occupied during the year ended December 31, 2008. The Company has recorded a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense on the statement of operations. A deferred rent liability of approximately $581,000 is included in long-term liabilities at December 31, 2012.

Loss on Abandonment of Lease

During 2008, the Company abandoned its office space which was subleased to a third party beginning in January 2009. A total liability of approximately $58,000 at December 31, 2012 represents the estimated present value of the total future amounts to be paid in accordance with the lease term in excess of the estimated present value of the total sublease rental income. The current portion of approximately $56,000 has been included in accrued expenses and other current liabilities.

Note 8 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Profit-sharing employer contributions are discretionary.

Note 9 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $2,228,933, which exceeded the minimum requirement of $153,035 by $2,075,898. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

Note 11 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through March 2018. The future minimum lease payments, excluding escalation charges, are as follows:

Year Ending December 31,	Gross	Sublease	Net
2013	$ 4,280,000	$ 903,000	$ 3,377,000
2014	4,001,000	526,000	3,475,000
2015	3,509,000	-	3,509,000
2016	3,509,000	-	3,509,000
2017	3,509,000	-	3,509,000
Thereafter	877,000	-	877,000
	$ 19,685,000	$ 1,429,000	$ 18,256,000

Note 11 - Commitments and Contingencies (Continued)

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2014. Future minimum payments are as follows:

Year Ending December 31,	
2013	$ 423,000
2014	215,000
	$ 638,000

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlords for approximately $2,312,000, which are secured by cash and a bank income note (see Note 4).

Note 12 - Subsequent Events

The Company has evaluated subsequent events through February 14, 2013, which is the date the financial statement was available to be issued.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Total member's capital	$ 9,369,194
Addition:	
A. Discretionary bonuses:	1,454,000
Deductions:	
A. Accounts receivable	3,228,209
B. Prepaid expenses and other	29,337
C. Prepaid income taxes	881,253
D. Property and equipment, net	1,914,178
E. Restricted cash	709,796
F. Marketable security	1,604,411
G. Deferred tax assets, net	84,000
H. Other assets	122,798
I. Petty cash	500
Total deductions	8,574,482
Net capital before haircuts on securities	2,248,712
Haircuts on securities:	
A. Bank income note	19,779
Net capital	$ 2,228,933
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 212,003
Accrued expenses and other current liabilities	78,111
Deferred revenue	138,267
Long-term liabilities	1,867,140
Total aggregate indebtedness	$ 2,295,521
Computation of basic net capital requirement:	
Minimum net capital required	$ 153,035
Excess net capital at 1,500 percent	$ 2,075,898
Excess net capital at 1,000 percent	$ 1,999,381
Ratio: Aggregate indebtedness to net capital	1.03 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.